VIA EDGAR

July 21, 2006

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Northern Institutional Funds (the “Trust”)

File No: 811-03605

Ladies and Gentlemen:

On behalf of the Trust, enclosed are the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.	A copy of Investment Company Blanket Bond No. 81458602, in the amount of $10,000,000 (the “Bond”); and

2.	An Assistant Secretary’s Certificate certifying to the resolutions adopted at a meeting of the Board of Trustees held on May 4, 2006, at which a majority of the Trustees who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Bond.

The premium of $26,625.00 was paid for the one-year period commencing on June 1, 2006.

Sincerely,

/s/ Deanna Foley
Deanna Foley
Regulatory Administration

cc:	Craig Carberry, Esq.

Diane Anderson

Diana McCarthy, Esq.

Lori V. O’Shaughnessy, Esq.

Enclosures